Clariant

Clariant Ltd Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

[redacted]

08000939

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

SEC
Mail Processing
Section

FEB 19 2008

Washington, DC
104

CH-4132 Muttenz 1, 14/02/2008

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following documents:

- Ad-hoc Announcement: Clariant FY Results: Good Sales Growth and Substantially Increased Cash Flow

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Yours sincerely,

Clariant Ltd

Mirjam Grieder Buttler

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

February 14, 2008

Media Release

Clariant International Ltd

Clariant FY Results: Good Sales Growth and Substantially Increased Cash Flow

- **Sales up 4% in local currency and 5% in Swiss Francs, with prices up 1%**
- **Operating cash flow significantly improved to CHF 540 million (2006: CHF 328 million)**
- **Operating income before exceptional items reached CHF 539 million**
- **Net income of CHF 5 million (2006: loss of CHF 78 million)**
- **Outlook - Improved operating margins before exceptionals and continued strong cash generation**

Key Financial Group Figures

	Full Year				Fourth Quarter			
Continuing operations:	2007		2006		2007		2006	
	CHF mn	% of sales	CHF mn	% of sales	**CHF mn**	% of sales	CHF mn	% of sales
Sales	**8533**	100.0	8100	100.0	**2086**	100.0	2010	100.0
Local currency growth (LC):	**4%**				**3%**			
Organic growth	**3%**				**2%**			
Acquisitions/Divestitures	**1%**				**1%**			
Currencies	**1%**				**1%**			
Gross profit	**2488**	29.2	2486	30.7	**580**	27.8	585	29.1
EBITDA before exceptionals	**812**	9.5	855	10.6	**194**	9.3	202	10.0
EBITDA	**628**	7.4	798	9.9	**90**	4.3	182	9.1
Operating income before exceptionals	**539**	6.3	592	7.3	**122**	5.8	134	6.7
Operating income	**278**	3.3	385	4.8	**7**	0.3	112	5.6
Net income from continuing operations	**108**	1.3	131	1.6	**-21**	1.0	23	1.1
Operating cash flow (total operations)	**540**		328		**220**		155	
Discontinued operations:								
Sales	82		325		1		55	
Net loss from discontinued operations	-103		-209		4		-24	
Other key figures:	**31. Dez 07**	31. Dez 06						
Net debt	**1361**	1556						
Equity (including minorities)	**2372**	2433						
Gearing	**57%**	64%						
Return on invested capital (ROIC)	**7.80%**	8.30%						
Number of employees	**20931**	21748						

Jan Secher, CEO of Clariant, commented:
"We have progressed in building momentum in operational performance and we have significantly improved our cash flow, although profitability was impacted by higher raw material and energy costs as well as unfavorable currency movements. We expect our continuing initiatives in increasing prices and striving for cost leadership to deliver improved profitability in 2008. Moving ahead, we will focus on businesses where we can optimize value through leveraging strong market positions and selectively participate in the consolidation of these market segments. This will result in a period of active portfolio re-shaping."

Muttenz, February 14, 2008 – Clariant posted sales growth of 4% in local currencies (5% in Swiss Francs) for Full-Year 2007. Sales in 2007 amounted to CHF 8.533 billion compared to CHF 8.100 billion in the previous year. Although sales in the second half of the year were not as strong as in the first half, sales in the fourth quarter recovered after a slower third quarter.

In 2007 Clariant was able to raise its prices by more than 1%, with increasing momentum towards year-end. However, higher selling prices were not sufficient to offset a 5% rise in raw material costs. Consequently, the gross margin decreased to 29.2% from 30.7% in 2006.

Clariant's focus on cost reduction delivered results. Sales, General & Administrative (SG&A) costs expressed as a percentage of sales improved to 20.8 % in 2007 from 21.3% in 2006, partly mitigating the decline in gross margin. Furthermore, unfavorable currency effects adversely impacted Clariant's profitability by CHF 68 million, which led to an operating income before exceptionals of CHF 539 million compared to CHF 592 million in 2006. Operating margin decreased to 6.3%. from 7.3% in 2006. Net income (after exceptional items) increased to CHF 5 million from CHF -78 million in 2006, also due to lower taxes and improved financial results.

During 2007 Clariant benefited from the stabilization of the supply chain and its strong focus on net working capital reduction. Cash flow from operations rose substantially to CHF 540 million compared to CHF 328 million in 2006, mainly driven by inventory reduction and lower trade receivables.

Restructuring efforts progressing

Restructuring efforts progressed in line with Clariant's 2010 goals, with restructuring costs reaching CHF 262 million in 2007. Nine smaller sites have been closed and three larger ones have been announced for closure. Approximately 800 job positions have been reduced and a further 600 have been announced. This totals more than half of the previously announced reduction of 2,200 job positions. In addition, more than 20% of the product portfolio has been pruned in order to reduce complexity, and has thus nearly reached the 2010 target of 25%.

The company implemented a number of senior management changes during 2007 with the objective of driving a performance-oriented culture at Clariant. These external appointments and internal promotions are already having an impact across the group and the company expects to see the benefits of this fresh approach through the coming years.

Profitable growth in service-driven businesses and strong focus on pricing improvements across all divisions

Overall, the service-driven businesses at Clariant saw profitable growth. For example, the Oil Service Business increased sales and profitability, benefiting from strong demand for crude oil. The Coatings Business was able to offset weakening market development in Europe by good sales and profitability growth in Asia and Latin America. Masterbatches also performed well in 2007. The Leather Business, on the other hand, suffered from declining demand and overcapacity.

Within the product-driven businesses, the Detergents and Specialty Intermediates Business had a difficult year due to increasing raw material costs.

The efforts on price increases have started to pay off in all divisions, with increasing momentum towards the end of the year. The Pigments and Additives Division, as well as Textile, Leather and Paper Chemicals, reversed the negative trend of declining prices of recent years and achieved higher selling prices towards the end of the year. Price increases in the Functional Chemicals Division also mitigated the margin squeeze towards year-end. The Masterbatches Division was able to fully compensate the rising raw material and energy costs by price increases.

Strong growth in Asia and Latin America

Asian markets saw the strongest growth for Clariant in 2007, with growth of 9% in local currencies. Decreasing momentum in the third quarter was partially counterbalanced by increased growth in the fourth quarter. China remained the strongest growth contributor in Asia, while growth in India was affected by a slowdown in the export-driven industries.

A 4% rise (local currencies) in sales in the Americas was mainly driven by strong growth in Latin America (+9%). Sales in the US remained firm at +1%, with a strong fourth quarter that offset weak demand amongst some of Clariant's customer industries in the first nine months.

European sales were up 1%, positively influenced by the good economic development in Germany that compensated for the weaker demand development in Southern Europe.

Annual General Meeting 2008

Based on the reported full-year results, at the 13th Annual General Meeting on April 10, 2008 Clariant's Board of Directors will propose a payout of CHF 0.25 per share by reducing nominal value from CHF 4.25 to CHF 4.00. The proposed payout remains unchanged from the previous year.

Roland Lösser, Chairman of the Board of Directors, has decided for personal reasons not to stand for re-election as Board member at the Annual General Meeting. The Board of Directors plans to appoint Jürg Witmer as Chairman following the Annual General Meeting on April 10. Jürg Witmer joined the Board in April 2007.

Outlook: Improved operating margins before exceptional items and continued strong cash generation

Against a backdrop of an increasingly uncertain global macro-economic outlook, Clariant's focus during the coming year will be on the continuing implementation of price increases and cost leadership which will help offset expected further increases in raw material and energy costs. With the benefits of the operational performance improvements already underway, Clariant expects to an improved operating margin before exceptional items and continuing strong cash flow from operations in 2008.

Going forward, the company will focus on businesses where it will be able to leverage strong market positions in attractive markets, and thus proactively manage its portfolio.

- ends -

Contacts

Media Relations
Arnd Wagner Phone +41 61 469 61 58

Investor Relations
Ulrich Steiner Phone +41 61 469 67 45

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 21,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the knowhow of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

END